STATE of WASHINGTON



SECRETARY of STATE

I, SAM REED, *Secretary of State of the State of Washington and custodian of its seal,* hereby issue this

CERTIFICATE OF REINSTATEMENT

to

ORGANIK TECHNOLOGIES, INC.

a Washington Profit corporation.

An Application for Reinstatement was approved and filed for record in this office as of the date indicated below.

UBI Number: 601 350 122

Date: October 09, 2001

Given under my hand and the Seal of the State of Washington at Olympia, the State Capital

Sam Reed, Secretary of State

2-448930-4

FAX NO. :

JUL. 05 2001 03:14PM P1